(3) Reference Information on the Risk

<<Changes and annual up/down ratio of NAV per Unit including	<<Comparison of annual up/down ratio between the Fund and
reinvestment of dividends>>	major indices>>

The following chart shows the changes of NAV per share including	The chart shows the comparison of highest/lowest point and
reinvestment of dividends (as of each month-end) and annual	average of annual up/down ratio (as of each month-end), for the
up/down ratio (as of each month-end), for 5 years from May 2011 to	same period of the left chart, between the Fund and other major
April 2016, of the Fund.	indices.

(Note)

•	NAV per Unit including reinvestment is calculated, deeming that dividends (before tax) are reinvested in the Fund upon each time of distribution.

•	The annual up/down ratio of the Fund (as of each month end) is calculated by comparing NAV including reinvestment as of each month end and NAV including reinvestment as of the corresponding date in the preceding year (in case where the month end is not a business day, the business day immediately before the said date is regarded as the month end date.).
•	The annual up/down ratio of the Fund is calculated in the denominated currency and not exchanged into Japanese Yen. Therefore, in case where it is exchanged into Japanese Yen, the up/down ratio differs from the above.
•	The annual up/down ratio of major asset class (as of each month end) is calculated by comparing data of the following indices between each month end and the corresponding date in the preceding year (in case where the month end is a holiday, the business day immediately before the said date is regarded as the month end date.).
•	Comparison of annual up/down ratio between the Fund and other major asset class is made, using annual up/down ratio (as of each month end) for the above 5 years, by graphs of highest/lowest and average of the said ratio.
•	NAV including reinvestment and annual up/down ratio may differ from the actual NAV and annual up/down ration calculated based on that NAV.
•	The Fund does not invest in all of the major asset classes.
•	Indices representing major asset classes

Japan Stock	TOPIX TOTAL RETURN INDEX

Developed Country Stock	Russell Developed ex-Japan Large Cap

Emerging Country Stock	S&P Emerging BMI Index

Japan Governmental Bond	Bloomberg/EFFAS Bond Indices Japan. Government All

Developed Country Bond	Citi World Government Bond Index, ex Japan, JPY base

Emerging Country Bond	Citi Emerging Markets Government Bond Index, JPY base

*Russell Developed ex-Japan Large Cap and S&P Emerging BMI Index is converted into Japanese Yen by Bloomberg L.P.

- The TOPIX (Tokyo Stock Price Index) is the intellectual property owned by the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) and the Tokyo Stock Exchange owns any and all rights in connection with the said TOPIX, including but not limited to, calculating the indices, publishing the indices points and using them. Please note that The Fund is not offered, guaranteed or distributed by the Tokyo Stock Exchange and the Tokyo Stock Exchange shall not be liable for any damages arising out of the issuance, sale or purchase of the Units of the Fund.

- Russell Investments is the owner of the trademarks, service marks, copyrights and any and all intellectual property rights related to its respective Russell Indexes and all rights to calculate/publish/use index points and any other rights related to its respective Russell Indexes. The index is unmanaged and can not be invested directly in itself.

- Citi World Government Bond Index and Citi Emerging Markets Government Bond Index is a bond index developed, calculated and published by Citigroup Index LLC and copyrights belongs to Citigroup Index LLC.